

July 21, 2010

<u>Via Fax</u> (203) 854-1308 and <u>U.S. Mail</u>

Martin Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re:** **mPhase Technologies, Inc.**
> **Form 10-K for the Year Ended June 30, 2009**
> **Amended July 20, 2010**
> **File No. 0-30202**

Dear Mr. Smiley:

We have limited our review of your amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Regarding your response to comment 1:

- You indicate that you have requested confidential treatment for your certificate of incorporation and bylaws. Please tell us when you submitted that request.
- We reissue the third bullet point in comment 7 of our letter dated April 28, 2010 as exhibits 10.54 and 10.56 have not been granted confidential treatment in connection with your Form 10-K.
- The exhibits marked with 3 asterisks are not included in the document indicated in your footnote. Please revise and ensure that in doing so you correctly identify the amendment number and filing date of the document.

2.   When you amend your Form 10-K, you must include the complete text of each item as amended. See Rule 12b-15. Therefore, if you file an amendment to your Form 10-K to

revise your exhibit index, you must provide all text that is required for you to respond to each subpart of Item 15 of Form 10-K, including Item 15(a), 15(b) and 15(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief